UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

Chemtura Corporation
(Exact Name of Registrant as Specified in Charter)

DELAWARE	1-15339	52-2183153
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

1818 Market Street, Suite 3700, Philadelphia Pennsylvania	19103
199 Benson Road, Middlebury, Connecticut	06749
(Address of Principal Executive Offices)	(Zip Code)

Stephen Forsyth	(203) 573-2000
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 - Conflict Minerals Disclosure

Chemtura Corporation evaluated its current product lines and determined that certain products we manufacture or contract to manufacture contain tin and tin compounds. The survey of our suppliers determined that our supply chain is Conflict Free Undeterminable and as a result we have filed a Conflict Minerals Report.

Conflict Minerals Disclosure

A copy of the Company's Conflict Minerals Report is provided as Exhibit 1.01 hereto and is publicly available under the Financials & Filings section of our Web site at http://investor.chemtura.com.

Section 2 - Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Chemtura Corporation
(Registrant)

By:	/s/ Stephen Forsyth
Name:	Stephen Forsyth
Title:	EVP & Chief Financial Officer

Date:    May 28, 2015